Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DISTRIBUTIONS

	For the Years Ended December 31,
	2013	2012	2011

Pre-tax income from continuing operations	$295,047	$900,692	$13,730
Add: fixed charges	1,120,872	1,012,179	809,569

Earnings	1,415,919	1,912,871	823,299

Fixed charges:
Interest expense	1,088,617	947,514	779,141
Amortization of deferred financing fees	30,023	59,472	26,367
Estimated interest component of rent(1)	2,232	5,193	4,061

Total fixed charges	$1,120,872	$1,012,179	$809,569

Ratio of Earnings to Fixed Charges and Preferred Distributions	1.3	1.9	1.0

(1)	The percent of rent included in the calculation is a reasonable approximation of the interest factor.